UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number 000-51138

GRAVITY CO., LTD.

(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS THIRD QUARTER OF 2021 RESULTS AND BUSINESS UPDATES

Seoul, South Korea – November 12, 2021 – GRAVITY Co., Ltd. (Nasdaq GM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its unaudited financial results for the third quarter ended September 30, 2021, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and business updates.

SECOND QUARTER 2021 HIGHLIGHTS

•

Total revenues were KRW 128,670 million (US$ 108,702 thousand), representing a 53.9% increase from the second quarter ended June 30, 2021 (“QoQ”) and a 2.4% decrease from the third quarter ended September 30, 2020 (“YoY”).

•	Operating profit was KRW 40,242 million (US$ 33,997 thousand), representing a 110.1% increase QoQ and a 17.1% increase YoY.

•	Profit before income tax expenses was KRW 41,435 million (US$ 35,005 thousand), representing a 113.7% increase QoQ and a 23.0% increase YoY.

•	Net profit attributable to parent company was KRW 26,351 million (US$ 22,262 thousand), representing a 78.5% increase QoQ and a 4.2% increase YoY.

REVIEW OF THIRD QUARTER 2021 FINANCIAL RESULTS

Revenues

Online game revenues for the third quarter of 2021 were KRW 18,295 million (US$ 15,456 thousand), representing a 18.3% decrease QoQ from KRW 22,380 million and a 42.5% decrease YoY from KRW 31,833 million. The decrease QoQ was mainly attributable to decreased revenues from Ragnarok Online in Thailand and Japan. Such decrease was partially offset by increased revenues from Ragnarok Online in Taiwan. The decrease YoY was largely due to decreased revenues from Ragnarok Online in Thailand.

Mobile game revenues were KRW 106,218 million (US$ 89,734 thousand) for the third quarter of 2021, representing a 92.6% increase QoQ from KRW 55,140 million and a 11.2% increase YoY from KRW 95,531 million. The increase QoQ resulted primarily from increased revenues from Ragnarok X: Next Generation in Southeast Asia that was launched on June 18, 2021 and Ragnarok Origin in Japan that was launched on June 28, 2021. Such increase was partially offset by decreased revenues from Ragnarok Origin in Korea, Ragnarok X: Next Generation in Taiwan, Hong Kong and Macau and Ragnarok M: Eternal Love in Southeast Asia. The increase YoY was primarily due to revenues from Ragnarok X: Next Generation in Southeast Asia, Taiwan, Hong Kong and Macau, and Ragnarok Origin in Japan. This increase was partially offset by decreased revenues from Ragnarok Origin in Korea and Ragnarok M: Eternal Love.

Other revenues were KRW 4,157 million (US$ 3,512 thousand) for the third quarter of 2021, representing a 31.8% decrease QoQ from KRW 6,091 million and a 6.2% decrease YoY from KRW 4,431 million.

Cost of Revenue

Cost of revenue was KRW 66,146 million (US$ 55,881 thousand) for the third quarter of 2021, representing a 44.3% increase QoQ from KRW 45,842 million and a 10.7% decrease YoY from KRW 74,107 million. The increase QoQ was mainly due to increased commission paid for mobile game services related to Ragnarok X: Next Generation in Southeast Asia and Ragnarok Origin in Japan. The decrease YoY was mostly from decreased commission paid for mobile game services related to Ragnarok M: Eternal Love and Ragnarok Origin in Korea.

Operating Expenses

Operating expenses were KRW 22,282 million (US$ 18,824 thousand) for the third quarter of 2021, representing a 19.7% increase QoQ from KRW 18,612 million and a 4.5% decrease YoY from KRW 23,332 million. The increase QoQ was mainly attributable to increased advertising expenses for Ragnarok: The Lost Memories in Thailand and Ragnarok Origin in Korea, United States and Canada, and salaries. The decrease YoY was mostly resulted from decreased advertising expenses for Ragnarok Origin in Korea, commission paid for payment gate way fees related to Ragnarok Online in Thailand, and research and development expenses.

Profit before income tax expenses

Profit before income tax expenses was KRW 41,435 million (US$ 35,005 thousand) for the third quarter of 2021 compared with profit before income tax expense of KRW 19,387 million for the second quarter of 2021 and profit before income tax expenses of KRW 33,675 million for the third quarter of 2020.

Net Profit

As a result of the foregoing factors, Gravity recorded a net profit attributable to parent company of KRW 26,351 million (US$ 22,262 thousand) for the third quarter of 2021 compared with net profit attributable to parent company of KRW 14,766 million for the second quarter of 2021 and a net profit attributable to parent company of KRW 25,281 million for the third quarter of 2020.

Liquidity

The balance of cash and cash equivalents and short-term financial instruments was KRW 226,173 million (US$ 191,073 thousand) as of September 30, 2021.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW 1,183.70 to US$ 1.00, the noon buying rate in effect on September 30, 2021 as quoted by the Federal Reserve Bank of New York.

GRAVITY BUSINESS UPDATE

Ragnarok Online

Gravity Game Tech, a subsidiary in Thailand, opened Ragnarok Classic, the new server of Ragnarok Online, in Thailand on October 28, 2021 and Gravity Game Link, a subsidiary in Indonesia, is also preparing to launch the new server, Ragnarok Retro, in Indonesia on December 15, 2021. Ragnarok Online is expected to be relaunched in the Philippines, Singapore and Malaysia in the first half of 2022, and Gravity Game Hub, a subsidiary in Singapore, will publish this game.

Ragnarok Online IP-based Games

•	Ragnarok X: Next Generation, a MMORPG mobile game

Ragnarok X: Next Generation was launched in Vietnam on September 1, 2021.

•	Ragnarok Origin, a MMORPG mobile game

Ragnarok Origin was launched in the United States and Canada on November 10, 2021 and ranked as the second in free download of Google Play in the United States on the launching day. The game is scheduled to be launched in Taiwan, Hong Kong and Macau in the first half of 2022, and in Southeast Asia in the second half of 2022.

•	Other Ragnarok Online IP-based games

Ragnarok: The Lost Memories, a Cinematic Newtro Story RPG mobile game, was launched in Thailand in August 26, 2021. The game is scheduled to be launched in the Philippines, Singapore and Malaysia on December, 2021 and in North America in the first half of 2022. Gravity NeoCyon, Inc., our subsidiary in Korea, has developed the game.

Ragnarok V: Returns, a MMORPG mobile game, is expected to hold the closed beta test (“CBT”) in Oceania in December 2021 and is scheduled to be launched in the first quarter of 2022. The game has been developed by Gravity NeoCyon, Inc., our subsidiary in Korea.

Ragnarok Begins, a MMORPG PC game, has completed the CBT on September 7, 2021 with users’ positive feedbacks. The company is preparing to design the game as a cross-platform game across PC and mobile, and the game has been developed by Gravity.

Project T (Tentative title), a Card SRPG mobile game, is expected to be launched in Taiwan, Hong Kong and Macau in the first quarter of 2022.

Other IP games

NBA RISE TO STARDOM, a Sports mobile game, has started the open beta test (“OBT”) and pre-registration on September 28, 2021. The game is expected to be launched in Japan in November, 2021 and in Korea in the first half of 2022.

SADAKO M, a Mystery Solving Horror Escape Adventure mobile game, was launched in Japan on October 26, 2021.

Grandia HD Collection, a RPG console game, was released in Korea, Taiwan and Hong Kong on October 1, 2021. The game consists of a bundle of RPG classics Grandia and Grandia II and supports Korean and Chinese languages. Nintendo Switch is available for the game.

Investor Presentation

Gravity issued an investor presentation. The presentation contains the Company’s recent business updates, results of the third quarter in 2021 and Gravity’s business plan. The presentation can be found on the Company’s website under the IR Archives section at http://www.gravity.co.kr/en/ir/pds/list.asp. Korean and Japanese versions of the presentation are also provided on the website.

About GRAVITY Co., Ltd. ---------------------------------------------------

Based in Korea, Gravity is a developer and publisher of online and mobile games. Gravity’s principal product, Ragnarok Online, is a popular online game in many markets, including Japan and Taiwan, and is currently commercially offered in 91 markets and countries. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe”, “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2020 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr

Ms. Jin Lee

Ms. Hyeji An
IR Unit
Gravity Co., Ltd.
Email: ir@gravity.co.kr
Telephone: +82-2-2132-7800

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GRAVITY Co., Ltd.

Consolidated Statements of Financial Position

(In millions of KRW and thousands of US$)

	As of
	31-Dec-20		30-Sep-21
	KRW	US$	KRW	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	110,632	93,463	118,173	99,834
Short-term financial instruments	71,000	59,981	108,000	91,239
Accounts receivable, net	59,761	50,487	82,071	69,334
Other receivables, net	8	7	11	9
Prepaid expenses	2,238	1,891	2,061	1,741
Other current assets	2,946	2,489	3,958	3,344
Total current assets	246,585	208,318	314,274	265,501
Property and equipment, net	7,695	6,501	10,307	8,707
Intangible assets	3,363	2,841	3,400	2,872
Deferred tax assets	3,590	3,033	787	665
Other non-current financial assets	1,324	1,119	2,388	2,017
Other non-current assets	2,815	2,377	1,578	1,335
Total assets	265,372	224,189	332,734	281,097
Liabilities and Equity
Current liabilities:
Accounts payable	52,688	44,511	56,702	47,902
Deferred revenue	13,692	11,567	11,076	9,357
Withholdings	2,851	2,409	5,162	4,361
Accrued expense	1,365	1,153	1,354	1,144
Income tax payable	9,470	8,000	3,684	3,112
Other current liabilities	2,654	2,242	2,945	2,488
Total current liabilities	82,720	69,882	80,923	68,364
Long-term deferred revenue	101	85	98	83
Other non-current liabilities	5,203	4,397	6,279	5,305
Total liabilities	88,024	74,364	87,300	73,752
Share capital	3,474	2,935	3,474	2,935
Capital surplus	27,110	22,903	27,099	22,894
Other components of equity	(1,045)	(883)	2,037	1,721
Retained earnings	147,371	124,500	212,053	179,144
Equity attributable to owners of the Parent Company	176,910	149,455	244,663	206,694
Non-controlling interest	438	370	771	651
Total equity	177,348	149,825	245,434	207,345
Total liabilities and equity	265,372	224,189	332,734	281,097

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,183.70 to US$ 1.00, the noon buying rate in effect on September 30, 2021 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.

Consolidated Statements of Comprehensive Income

(In millions of KRW and thousands of US$ except for share and ADS data)

	Three months ended				Nine months ended
	30-Jun-21	30-Sep-20	30-Sep-21		30-Sep-20	30-Sep-21
	(KRW)	(KRW)	(KRW)	(US$)	(KRW)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games	22,380	31,833	18,295	15,456	74,176	60,133	50,801
Mobile games	55,140	95,531	106,218	89,734	205,762	243,796	205,961
Other revenue	6,091	4,431	4,157	3,512	13,575	13,411	11,330
Total net revenue	83,611	131,795	128,670	108,702	293,513	317,340	268,092
Cost of revenue	45,842	74,107	66,146	55,881	174,079	169,541	143,230
Gross profit	37,769	57,688	62,524	52,821	119,434	147,799	124,862
Operating expenses:
Selling, general and administrative expenses	14,014	18,042	18,091	15,283	46,692	47,613	40,223
Research and development	4,147	4,550	4,143	3,500	10,676	12,299	10,390
Others, net	451	740	48	41	1,041	535	454
Total operating expenses	18,612	23,332	22,282	18,824	58,409	60,447	51,067
Operating profit	19,157	34,356	40,242	33,997	61,025	87,352	73,795
Finance income(costs):
Finance income	597	822	2,128	1,798	3,000	4,325	3,654
Finance costs	(367)	(1,503)	(935)	(790)	(2,765)	(2,235)	(1,888)
Profit before income tax	19,387	33,675	41,435	35,005	61,260	89,442	75,561
Income tax expenses	4,569	8,390	15,151	12,800	13,687	24,779	20,933
Profit for the year	14,818	25,285	26,284	22,205	47,573	64,663	54,628
Profit attributable to:
Non-controlling interest	52	4	(67)	(57)	(66)	(19)	(16)
Owners of Parent company	14,766	25,281	26,351	22,262	47,639	64,682	54,644
Earnings per share
- Basic and diluted	2,125	3,638	3,792	3.20	6,856	9,308	7.86
Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900
Earnings per ADS(1)
- Basic and diluted	2,125	3,638	3,792	3.20	6,856	9,308	7.86

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,183.70 to US$1.00, the noon buying rate in effect on September 30, 2021 as quoted by the Federal Reserve Bank of New York.

(1) Each ADS represents one common shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: November 12, 2021